UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 9)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On July 10, 2002, Placer Dome lodged a Ninth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited with the Australian Securities & Investments Commission (the "ASIC").

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED
NINTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002 and 4 July 2002 ("**Previous Supplementary Bidder's Statements**"). This Ninth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Standard & Poor's

A copy of a press release from Standard & Poor's dated 9 July 2002 and associated material released by Standard & Poor's in relation to the removal of all seven non US companies (being Placer Dome Inc. (**"Placer Dome"**), Barrick Gold Corp, Royal Dutch Petroleum, Inco Ltd., Nortel Networks, Alcan Inc. and Unilever NV) from the S&P 500 index is attached to this Statement as Annexure A. This change reflects Standard & Poor's current selection criteria which requires all S&P 500 members to be US companies.

Standard & Poor's has concluded, based on studies of other companies removed from the S&P 500, that the removal of these seven companies from the S&P 500 is expected to have a short term negative impact on the market price of shares in Placer Dome, Barrick Gold Corp, Inco Ltd, Nortel Networks and Alcan but no long term price impact. Standard & Poor's has stated that "losses are nearly fully recovered by the 6th day after the change is made effective". Further details of the studies are included in the material attached as Annexure A.

In addition, following the removal of Placer Dome from the S&P 500 the expected increased weighting of Placer Dome in the S&P 500 (see page 123 of the Original Statement) will not be realised.

Dated: 10 July 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 10 July 2002.

Peter Tomsett

Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 10 July 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - STANDARD & POOR'S PRESS RELEASE AND ASSOCIATED MATERIAL DATED 9 JULY 2002

STANDARD
&POOR'S

Press Release

For Immediate Release

For further information: David Blitzer (1) 212 438 3907
Chairman, Standard & Poor's Index Committee

Michael Privitera (1) 212 438 6679
Communications

Standard & Poor's Announces Changes to the S&P Indices

Seven Non-U.S. Companies in the S&P 500 to be Replaced by U.S. Companies, But Remain Part of S&P's Global Index Family

New York, NY, Tuesday, July 9, 2002 – Standard & Poor's announced today that it would replace the seven non-U.S. companies currently in the S&P 500 with seven U.S. companies, effective after the close of trading on July 19, 2002.

As a result, Standard & Poor's will make the following changes in the S&P 500, and resultant changes to the S&P 100, S&P MidCap 400 and S&P SmallCap 600 Indices:

- United Parcel Service (NYSE:UPS), Goldman Sachs (NYSE:GS), Prudential Financial (NYSE:PRU), eBay Inc. (NASD:EBAY), Principal Financial Group (NYSE:PFG), and S&P MidCap 400 component's Electronic Arts (NASD:ERTS) and SunGard Data Systems (NYSE:SDS) will replace Royal Dutch Petroleum (NYSE:RD), Unilever NV (NYSE:UN), Nortel Networks (NYSE:NT), Alcan Inc. (NYSE:AL), Barrick Gold Corp (ABX), Placer Dome Inc. (NYSE:PDG), and Inco Ltd. (NYSE:N),. (NYSE:ABX) in the S&P 500 Index.

- Pier 1 Imports (NYSE:PIR), an S&P Small Cap 600 component, and PETsMART Inc. (NASD:PETM) will replace Electronic Arts and SunGard Data Systems in the S&P MidCap 400 Index.

- Watson Wyatt (NYSE:WW) will replace Pier 1 Imports in the S&P SmallCap 600 Index.

- Goldman Sachs will replace Nortel Networks in the S&P 100 Index.

The change puts all S&P 500 members in compliance with Standard & Poor's current selection criteria, which requires members to be U.S. companies. The seven non-U.S. companies (two European and five Canadian) entered the index, some as far back as sixty years ago, before the requirement was in place and before Standard & Poor's had established a series of global indices. The two European companies continue as members of the S&P Europe 350 and the five Canadian remain members of the S&P/TSX 60. All of these non-U.S. companies were double-counted in the S&P Global 1200 and their elimination from the S&P 500 resolves this issue.

"This change makes the S&P 500 a better reflection of the large cap segment of the U.S. equities market and enhances the role of the S&P 500 as the key U.S. component of our global S&P index family," said David M. Blitzer, Chairman of the S&P Index Committee.

"Increasingly, users of the S&P 500 have told us that the inclusion of non-U.S. companies in the index makes the index more difficult to use for investment and risk control purposes. The change will mean that index funds and exchange-traded funds can expect lower operating and transaction expenses and less tracking error. We also believe that removing the non-U.S. companies will make the S&P 500 a more useful benchmark for tracking large-cap U.S. equity market performance," said Blitzer.

The seven non-U.S. companies will be replaced by five newly eligible companies, all recent IPOs, and two companies to be promoted from the S&P MidCap 400. "We've been looking for the right opportunity to make this adjustment and this was the ideal time", said Blitzer. "The number of large replacement candidates means that the capitalization of the additions will nearly offset the deletions. Plus, this is a year of unusually low S&P 500 index turnover due to the low number of mergers and acquisitions in the large cap sector, so we are making the change at a time when the impact on index investors will be minimized."

Research conducted by Standard & Poor's and other parties finds that membership in the S&P 500 does not have a lasting price impact. While there may be short-term reaction to the addition or deletion of a stock, studies show that these effects are temporary. Copies of Standard & Poor's White Paper entitled "Focusing the S&P 500 on U.S. Large Cap Stocks and the Removal of Non-U.S. Companies in the S&P 500", and Standard & Poor's studies "Price Changes Associated with S&P 500 Deletions: Time Variation and Effect of Size and Share Prices" and "Deletion of Canadian Stocks in the S&P 500" can be found at www.spglobal.com and www.standardandpoors.com.

Information about the companies to be added to the S&P 500, S&P MidCap 400, S&P SmallCap 600 and S&P 100 Indices is as follows:

United Parcel Service is a global transportation company, offering the most extensive range of e-commerce and supply chain solutions for the movement of goods, information and funds. The company, headquartered in Atlanta, Georgia, will be added to the S&P 500 GICS (Global Industry Classification Standard) Air Freight & Logistics sub-industry index.

Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. The company, headquartered in New York, will be added to the S&P 500 GICS Diversified Financial Services sub-industry index.

Prudential Financial provides a wide range of insurance, investment management, securities and other financial products and services to both retail and institutional customers throughout the United States and in many other countries. The company, headquartered in Newark, New Jersey, will be added to the S&P 500 GICS Life & Health Insurance sub-industry index.

eBay Inc. is a Web-based community in which buyers and sellers are brought together in an efficient and entertaining format to browse, buy and sell items such as collectibles, automobiles, high-end or premium art items, jewelry, consumer electronics and a host of practical and miscellaneous items. The company, headquartered in San Jose, California, will be added to the S&P 500 GICS Internet Retail sub-industry index.

Principal Financial Group provides businesses, individuals and institutional clients a wide range of financial products and services, including retirement and investment services, life and health insurance and mortgage banking through its diverse family of financial services companies. The company, headquartered in Des Moines, Iowa, will be added to the S&P 500 GICS Diversified Financial Services sub-industry index.

Electronic Arts develops, publishes and distributes software worldwide for the Internet, personal computers and video game systems. The company, headquartered in Redwood City, California, will be added to the S&P 500 GICS Application Software sub-industry index.

SunGard Data Systems provides integrated, Web-enabled enterprise solutions for the trading, processing, management and accounting of financial assets and availability services, outsourcing and hosting services for online and other business-critical operations. The company, headquartered in Wayne, Pennsylvania, will be added to the S&P 500 GICS IT Consulting Services sub-industry index.

Pier 1 Imports is a specialty retailer of imported decorative home furnishings and gifts, with stores in 48 states, Puerto Rico, Canada, the United Kingdom, and Mexico. The company, headquartered in Fort Worth, Texas, will be added to the S&P MidCap 400 GICS Specialty Stores sub-industry index.

PETsMART is a provider of services and solutions for the lifetime needs of pets. The company, headquartered in Phoenix, Arizona, will be added to the S&P MidCap 400 GICS Specialty Stores sub-industry index.

Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human resources technologies and human capital strategies. The company, headquartered in Washington, DC, will be added to the S&P SmallCap 600 GICS Diversified Commercial Services sub-industry index.

Following is a summary of the announced changes:

S&P 500 INDEX – July 19, 2002			
	COMPANY	GICS ECONOMIC SECTOR	GICS SUB-INDUSTRY
ADDED	United Parcel Service	Industrials	Air Freight & Logistics
	Goldman Sachs Group	Financials	Diversified Financial Services
	Prudential Financial	Financials	Life & Health Insurance
	eBay Inc.	Consumer Discretionary	Internet Retail
	Principal Financial Group	Financials	Diversified Financial Services
	Electronic Arts	Information Technology	Application Software
	SunGard Data Systems	Information Technology	IT Consulting & Services
DELETED	Royal Dutch Petroleum	Energy	Integrated Oil & Gas
	Unilever N.V.	Consumer Staples	Packaged Foods & Meats
	Nortel Networks	Information Technology	Telecommunications Equipment
	Alcan Inc.	Materials	Aluminum
	Barrick Gold Corp.	Materials	Gold
	Placer Dome Inc.	Materials	Diversified Metals & Mining
	Inco, Ltd.	Materials	Gold
S&P 100 INDEX – July 19, 2002			
	COMPANY	GICS ECONOMIC SECTOR	GICS SUB-INDUSTRY
ADDED	Goldman Sachs Group	Financials	Diversified Financial Services
DELETED	Nortel Networks	Information Technology	Telecommunications Equipment

S&P MIDCAP 400 INDEX – July 19, 2002			
	COMPANY	GICS ECONOMIC SECTOR	GICS SUB-INDUSTRY
ADDED	Pier 1 Imports, Inc.	Consumer Discretionary	Specialty Stores
	PETsMART, Inc.	Consumer Discretionary	Specialty Stores
DELETED	Electronic Arts	Information Technology	Application Software
	SunGard Data Systems	Information Technology	IT Consulting & Services

S&P SMALLCAP 600 INDEX – July 19, 2002			
	COMPANY	GICS ECONOMIC SECTOR	GICS SUB-INDUSTRY
ADDED	Watson Wyatt	Industrials	Diversified Commercial Services
DELETED	Pier 1 Imports, Inc.	Consumer Discretionary	Specialty Stores

Company additions to and deletions from an S&P equity index do not in any way reflect an opinion on the investment merits of the company.

Standard & Poor's is a leader in providing highly valued financial data, analytical research and investment and credit opinions to the global capital markets. Among the company's many products are the S&P Global 1200, the first real-time, global equity index, the S&P 500, the premier U.S. portfolio index, and credit ratings on more than 220,000 securities and funds. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture. Additional information is available at www.spglobal.com or www.standardandpoors.com.

Founded in 1888, The McGraw-Hill Companies is a global information services provider meeting worldwide needs in the financial services, education and business information markets through leading brands such as Standard & Poor's, Business Week and McGraw-Hill Education. The corporation has more than 300 offices in 33 countries. Sales in 2001 were $4.6 billion. Additional information is available at www.mcgraw-hill.com.

###

STANDARD
&POOR'S

Setting the Standard

July 9, 2002

Focusing The S&P 500 On U.S. Large Cap Stocks And The Removal Of Non-U.S. Companies In The S&P 500

The Standard & Poor's Index Committee

David M. Blitzer
(212) 438 3907
david_blitzer@sandp.com

- **In a press release issued on July 9th, 2002 at 5:15 pm EDST, Standard & Poor's announced that it will remove the seven non-U.S. companies in the S&P 500 effective at the close of trading on Friday, July 19th and replace them with seven large, well-established U.S. companies.**
- **This change is being done to make the S&P 500 a better reflection of the large capitalization segment of the U. S. equity market. It will result in increased coverage and better matching of sector exposures with the broader universe of U.S. equities.**
- **Index funds and exchange-traded funds will have lower expenses and less tracking error, and the S&P 500 futures and options will become more efficient tools for U.S. investment and risk management.**
- **This action is being taken now because there is an unusually large supply of eligible market capitalization available to offset the deletions to the S&P 500 and because turnover in the index is the lowest since the early 1990s.**
- **This action does not represent a change in Standard & Poor's guidelines for selecting companies for the S&P 500 or its other U.S. indices. These seven companies are not eligible candidates under the current guidelines.**
- **Standard & Poor's has studied the impact of index changes and has projected potential turnover in indexed assets caused by this restructuring. No lasting effects from these changes on any individual stocks are expected. Annual index turnover should be in line with previous years.**
- **This change does not affect the status of the deleted Canadian companies in the S&P/TSX indexes and the European companies in S&P Europe 350 index.**

Media Contacts

Michael Privitera
(212) 438 6679
michael_privitera@sandp.com

Lynn Cohn
(212) 438 1650
lynn_cohn@sandp.com

This document, the press release of the changes, and other supporting material are available at www.standardandpoors.com and www.spglobal.com

Removal Of Non-U.S. Companies In The S&P 500

Summary of The Index Changes Announced on July 9th

Seven non-U.S. constituents of the S&P 500 will be replaced on July 19th, 2002 with seven U.S. companies.

On July 9th Standard & Poor's announced that it will revise the S&P 500 to be more consistent with its role as an index of large cap U.S. stocks and the U.S. segment of the S&P Global 1200 Index. The seven non-U.S. companies currently in the S&P 500 will be removed from the index because they are not U.S. companies and, therefore, do not meet the current criteria for selecting companies for the S&P 500 or Standard & Poor's other U.S. indices. Two of these companies, Royal Dutch and Unilever, are European and are included in the S&P Europe 350; five are Canadian and are included in the S&P/TSX 60. The deletion of the Canadian and Dutch companies from the S&P 500 will not affect their status in S&P/TSX Canadian indexes and the S&P Europe 350 index, respectively. These changes were originally announced by a press release at 5:15 PM on July 9th. This white paper provides additional background information.

The changes will be implemented in the S&P 500 after the close of U.S. trading on July 19th. Calculations to determine the change in the index divisor will be based on closing prices on the 19th. Table 1 shows the companies being deleted and the replacements announced.

Table 1: Changes In The S&P 500 Composition Announced On July 9, 2002

Deletions (Year Added To S&P 500)	Additions
Royal Dutch (1957)	UPS
Unilever (1961)	Goldman Sachs
Nortel Networks (1978)	Prudential Financial
Alcan Aluminum (1935)	eBay
Inco (1940)	SunGard Data Systems
Barrick Gold (1993)	Principal Financial Group
Placer Dome (1987)	Electronic Arts

Source: Standard & Poor's

Background

The companies being removed from the S&P 500 are all non-U.S. companies – two European and five Canadian. Further, they are all, and will remain, members of the S&P Global 1200. The two European companies are in the S&P Europe 350 and the five Canadian companies are in the S&P/TSX 60. They have been in the S&P 500 for varying time periods, some extending back more than sixty years. At the time these companies were added to the S&P 500, the index was seen as a broad-based measure of the U.S. equities markets or the overall North American equities markets.

Unilever and Royal Dutch Shell are each the Dutch portion of Anglo-Dutch companies; in both cases the securities being dropped from the S&P 500 are the shares of the Dutch portions.

For Unilever, the stock being removed from the S&P 500 is the New York registered shares of Unilever NV which trade on the NYSE with the ticker symbol UN. Shares of Unilever NV also trade on the Amsterdam Exchange. The company shares operations with Unilever plc through a series of agreements; the two companies operate as one with the name Unilever and have the same senior officers. Shares of Unilever plc trade in London. In this report, Unilever refers to Unilever NV and its shares listed in Amsterdam and New York.

The Royal Dutch/Shell Group of Companies is jointly owned by the Royal Dutch Petroleum Company and The Shell Transport and Trading Company and does business as Royal Dutch Shell. The stock being removed from the S&P 500 is the shares of Royal Dutch Petroleum Company, which trade in Amsterdam under the ticker RDA and on the New York Stock Exchange under the ticker RD. Shell Transport and Trading Company plc is traded in London.

Neither of the London based shares of Unilever plc or Shell Transport and Trading Company plc is affected by these index changes.

In the last decade or so the use of indices has become increasingly sophisticated. Whether indices are used as benchmarks or as the basis for investment products such as exchange-traded funds, futures or options, it is increasingly important that indices be structured and maintained in a consistent manner. The S&P 500 represents the large capitalization segment of the U.S. equity markets. Constituents in the index must be U.S. companies with adequate liquidity and float, financial viability and which contribute to the overall sector balance and composition of the index. The seven non-U.S. companies do not meet these criteria, insofar as they are not U.S. companies.

Index users have noted that the presence of non-U.S. companies in the S&P 500 causes several difficulties.

Over the last few years, with increasing frequency and concern, serious index users have noted that the presence of the non-U.S. companies creates difficulties. These seven companies often cause significant tracking error between indices and the markets they are intended to track. For investors managing large portfolios with a global asset allocation strategy, the presence of seven non-U.S. companies in the premier index for large cap U.S. stocks makes it more difficult and more expensive to follow a consistent investment policy and track markets accurately.

While some stocks are traded on a global basis in different national securities markets, they continue to be priced locally in their home markets, their home countries and their home currencies. Globalization has not erased the significant role of local factors in setting the prices of stocks. Prices of the seven non-U.S. companies formerly in the S&P 500, like the prices of most stocks, are driven more by local factors than by developments in the U.S. markets. The inclusion of these stocks in the S&P 500 did not alter this. Therefore, the existence of these stocks in the S&P 500 did not support its role as a measure of the large cap U.S. equities market.

All seven of the non-U.S. companies are well represented in indices in their home markets. First, all these companies are in the S&P Global 1200: Royal Dutch and Unilever are in the S&P Europe 350 and all the Canadian companies – Alcan, Nortel, Barrick Gold, Placer Dome and Inco – are in the S&P/TSX 60. Further, they are included in the appropriate indices offered by other leading index providers including Dow Jones, MSCI and FTSE.

Deletion of the European and Canadian companies will not affect their status in the S&P Europe 350 and the S&P/TSX indexes, respectively.

After reviewing the S&P 500 and the U.S. equity markets and considering the concerns voiced by a wide range of index users, Standard & Poor's Index Committee decided to remove the non-U.S. companies in the index. This change will make the S&P 500 a better gauge of the performance of the large cap U.S. equity markets. The S&P/TSX 60 and the S&P Europe 350 indexes will be unaffected by this change and will continue to represent the performance of the large cap portion of the Canadian and European equity markets, respectively.

Why Changes Are Being Made Now

Most changes to the S&P 500 are caused by mergers and other corporate developments beyond Standard & Poor's control. In these cases, the timing of the change is not determined by Standard & Poor's. This change is different – it is being initiated by Standard & Poor's. Therefore, it is important to understand why this change is being made now. A number of factors combine to make this a good time.

Turnover in the S&P 500 is at an eight-year low. Including the deletion of non-U.S. companies, turnover in 2002 is projected to be the lowest since 1996.

Turnover is a concern for index investors because high turnover leads to higher trading costs and, in some cases, creates capital gains and tax liabilities for taxable investors. Currently, turnover in the S&P 500 is at an eight-year low. Table 2 shows annual turnover and turnover as of June 30 for the last five years. Reduced mergers and acquisition activity in 2002 has resulted in relatively fewer turnovers this year, with only 10 company changes through the end of June. At this pace, we would expect around 20 changes this year not counting the deletion of the seven non-U.S. companies. This would be the lowest pace since 1994, when there were only 17 constituent changes, as compared to an average of 38 in the 1995 to 2001 period. Including the seven non-U.S. deletions and assuming a total of 20 other changes this year, 2002 would have the lowest turnover of constituents since 1996. Moreover, there are only 2 pending M&A deals affecting the index now compared to 10 last year at this time and 27 two years ago.

Table 2: Turnover Statistics From 1998 To 2002

Time Period	Year	Number of Cos	Market Cap Turnover (based on adds/drops only)	Number Of Companies					
				Mergers & Acqusitions	Transfers To S&P MidCap 400 or S&P SmallCap 600	Spinoffs	Lack Of Representation	Bankruptcy	Pending M&A announced through 6/30
From Year Beginning To End-June	2002	10	0.87%	5		1	4		2
	2001	13	1.24%	9	1	3			10
	2000	25	3.30%	17	4	4			27
	1999	17	1.61%	14		1	1	1	17
	1998	20	1.74%	11	2	5	2		NA
Annual Figures	2001	30	2.60%	17	2	8	3		----
	2000	58	6.42%	34	8	10	6		----
	1999	42	4.08%	33	1	5	2	1	----
	1998	48	7.77%	36	2	7	3		----

Source: Standard & Poor's

There is currently an unusually large supply of eligible market capitalization to offset the deletions.

The non-U.S. companies being removed from the index represent almost two percent of the total market cap of the S&P 500 as of May 31st, 2002. To reduce the amount of trading required by index funds and other index users, it is desirable to have the total market capitalization of the companies being added to the index be as close as possible to that being removed. Given the size of some of the exiting companies, this is not easy. In considering when to make the changes discussed here, the Standard & Poor's Index Committee reviewed companies that might be added to the S&P 500, including recent and expected initial public offerings (including insurance company de-mutualizations) and other companies not currently in the index.

Normally there are only a few large U.S. companies outside the S&P 500, and most have been excluded from the index because they do not meet index inclusion criteria. Currently, however, there are an unusual number of large companies eligible for inclusion in the S&P 500. There are four relatively recent IPO's. Two of these, Goldman Sachs and UPS, initially had restrictions on the sale of a large portion of the shares but are now eligible because these restrictions have expired. The two others, Prudential Financial and Principal Financial Group, are recent insurance de-mutualizations. One other stock, eBay, is not currently in any Standard & Poor's index and is also a relatively recent IPO. Apart from satisfying other index inclusion criteria (which are discussed below), eBay now satisfies the financial viability criteria of four consecutive quarters of positive earnings. These five will represent about 1.5% of the index market cap after these changes – more than one-third of what is added in a typical year. It is unlikely that this generous supply of large candidate companies will be seen again anytime soon. The current moment is an opportunity to remove the non-U.S. companies and replace a substantial portion of their market capitalization.

In addition to these five, two companies currently near the top of the S&P MidCap 400 will be promoted to the S&P 500. These are SunGard Data Systems and Electronic Arts. All of the companies being added now would have been added to the S&P 500 over the next few months in the course of routine index changes.

Precise timing of the changes was determined after reviewing market events, holidays and monthly trading activity.

In order to determine the precise timing for this change, the Index Committee reviewed expected market events, holidays and other factors. Because Standard & Poor's rebalances its growth and value indices in late June and because Frank Russell & Company reconstitutes their major U.S. indices at the end of June, it was decided to avoid announcing these changes in June. August normally sees lower than typical trading volume while September marks the end of the quarter. Therefore, the Committee felt that July was preferable. The announcement was timed to avoid the July 4th holiday. Further, experience shows that major announcements should, if possible, be made early in the week rather than on Fridays.

All these factors together point to mid-July as the preferred time to announce and implement the changes related to removing the non-U.S. companies from the S&P 500.

Standard & Poor's Index Policies

Almost anytime there is a major announcement of a change to the S&P 500 or one of Standard & Poor's other indices, some investors and analysts inquire about Standard & Poor's policies for selecting companies for its indices. This section provides a review of these policies.

The current action does not change the policies for selecting companies to be added to the index. Rather, it brings all S&P 500 constituents in compliance with the criteria for inclusion.

What Is A "U. S. Company?"

Multiple factors are considered in determining the nationality of a company.

Determining a company's nationality is not always straightforward, especially in an era of globalized markets. Standard & Poor's considers a number of factors and looks for the overwhelming weight of the evidence. These factors include the registration or incorporation; corporate structure; accounting principles; currency used in financial reporting; location of principal offices, employees, operations and revenues; tax treatment; and location(s) where the stock is traded.

Consideration usually starts with where a company is registered or incorporated. While incorporation alone probably cannot settle nationality, it is important because it may determine other significant issues including the legal and corporate structure of a company, its tax treatment and may even be a factor in the location of its headquarters or the choice of the principal exchange for listing its stock.

Corporate structures vary from country to country. One recent case in the index was the merger of Daimler Benz of Germany and Chrysler of the

16

United States to form DaimlerChrysler. DaimlerChrysler has a management board and a supervisory board with mandatory labor representation on the more senior board. This structure is typical in Germany but rare in the United States. As with most companies, this was not the only factor in the DaimlerChrysler case.

While accounting standards among various developed countries may be converging towards one-another, there are still differences between U.S. GAAP and other accounting rules. Further, U.S. GAAP remains a requirement for listing as a common stock in the U.S. and is the accounting standard most likely to be familiar to analysts and investors following the U.S. markets. For these reasons, accounting standards are considered.

Investors in the U.S markets are making investments based on the U.S. dollar. If companies keep their books in another currency, an investor in such a company is forced to accept currency risk. While U.S. investors holding foreign stocks do this routinely, they also recognize the currency risks when they make their investments. The S&P 500, as an index of U.S. equities, should include only U.S. dollar-based companies.

The location of principal offices, other installations, employees and the sources of revenues seem to be obvious factors in determining a company's nationality. However, in today's globalized world with many companies doing business in several countries, this is far less important. Geography is normally one of the least significant factors.

Tax treatment matters but is sometimes selected for tax planning purposes and leaves the company's nationality unchanged. Other times, the tax treatment is chosen to be consistent with the company's overall business location.

Where a company's stock is listed and traded is also important. The choice of principal exchange may affect some of the rules to which the listing company is subject. Increasingly non-U.S. companies are listed on U.S. exchanges as well as their home-country exchange. However, some of these do not trade as common shares. All of the non-U.S. companies at issue here have significant trading volume on their home-country exchanges.

Perception in the investment community and among its clients is also relevant in considering the nationality of a company. No analyst or investor characterizes any of the seven non-U.S. companies being removed from the S&P 500 as a U.S. company.

Royal Dutch Petroleum Company and Unilever NV are headquartered and registered in the Netherlands and treated as Dutch companies for tax purposes. Both are listed on the Amsterdam Exchange and are included in major European equity indices offered by Standard & Poor's, FTSE-International, Morgan Stanley Capital International (MSCI) and Dow-Jones STOXX. All of the five Canadian companies are headquartered and registered in Canada, taxed as Canadian companies and have primary listings in Toronto, Canada. All are included in the S&P/TSX 60 and the S&P/TSX Composite indices and in other Canadian indices. None of the non-U.S. companies being removed from the S&P 500 currently are generally perceived as being American instead of Canadian or European.

The S&P 500 will continue to have a few companies that have non-U.S. tax registrations. Standard & Poor's considers these offshore registered companies as U.S. companies. Appendix 1 discusses these companies.

Table 3: Headquarters, Tax Registration And Principal Exchange Of Deleted Companies

Company Name	Ticker	Headquarters	Tax Registration	Principal Exchange
Royal Dutch Petroleum Company	RD	Netherlands	Netherlands	Amsterdam
Unilever, NV	UN	Netherlands	Netherlands	Amsterdam
Nortel Networks Corporation	NT	Canada	Canada	Toronto
Alcan Inc.	AL	Canada	Canada	Toronto
Barrick Gold Corporation	ABX	Canada	Canada	Toronto
Placer Dome	PDG	Canada	Canada	Toronto
Inco, Ltd	N	Canada	Canada	Toronto

Source: Standard & Poor's

Other Guidelines For Selecting Companies For The U.S. Indices

Standard & Poor's guidelines for selecting companies for the S&P 500 are, in addition to the requirement of being a U. S. company:

- Adequate liquidity
- Public float of at least 50% of the stock
- Market Capitalization of $3-4 billion or more
- Financial viability
- Maintaining the sector balance of the index
- Operating company and not a closed-end fund, holding company, partnership, investment vehicle or royalty trust.

Adequate liquidity is necessary so that trading related to index changes does not create undue volatility in a stock. The initial liquidity requirement is that the ratio of annual trading volume to market capitalization should be 0.3 or greater. The Index Committee will also consider other factors that may affect liquidity, including the extent of institutional holdings and the price of the stock. Low institutional holdings or an unusually high stock price both seem to limit liquidity.

The S&P 500 is not adjusted for float because cross holdings are not a significant factor in the U.S. markets. However, because the U.S. equity market is also a market for corporate control, the Index Committee requires public float of at least 50% of the outstanding shares.

The S&P 500 is designed to reflect the large cap sector of the U.S. markets. While there is no rigid definition of large cap, $3-4 billion is currently used as the lower end of the large cap portion of the market. This figure is sometimes adjusted to reflect both the overall market and the different size patterns in various market sectors.

One concern common to all investors is the possibility that they may own stock in financially troubled companies. Although an index is supposed to represent the overall market or a segment of the market rather than evaluate each company analytically, Standard & Poor's experience demonstrates that some modest requirements focusing on the financial viability of the company contribute to the index's value and utility. In the mid-1990s, as the "dot-com" boom was heating up, the Index Committee reviewed its guidelines and defined financial viability as requiring four consecutive quarters of positive earnings. The subsequent demise of many dot-coms proved that this simple rule was important in selecting companies for the Standard & Poor's U.S. indices.

The index is also expected to have a mix of sectors, measured by market capitalization, which is similar to the balance in the market. The Index Committee reviews sector weights in the index and the market every month. While being over-weight or under-weight in a sector is not likely to force an index change, such weightings are considered in reviewing any index addition.

Impact On Market Coverage And Sector Exposure

This change will increase market coverage of the S&P 500.

The changes announced to the index on July 9th will enhance S&P 500's coverage of the large cap segment of the U.S. equity market. Based on data as of May 31st, 2002, the S&P 500's coverage of the universe of U.S. equities will increase from 78.9% to 80.3%. The index market capitalization of the S&P 500 will now be 95.5% of the total market capitalization of U.S. companies with market capitalization greater than $4 billion, compared to 93.9% before the change.

It will also result in closer matching of sector exposures of the index with that of the broader universe.

The changes to the S&P 500 will also change the sector exposure of the index. As Table 4 shows, S&P 500 sector exposures will now more closely reflect the sector exposures of the U.S. equity universe. More specifically, the addition of three Financial sector companies reduces the underweight position in that sector, while the overweight position in Energy and Materials are reduced by the deletion of one Energy and four Materials sector companies.

Table 4: S&P 500 GICS Sector Weight Comparison

GICS Sector Name	S&P 500 GICS Sector % Weight Prior to Changes	S&P 500 GICS Sector % Weight After Changes	Difference	S&P 500 GICS Sector % Weight Prior to Changes vs. Universe	S&P 500 GICS Sector % Weight After Changes vs. Universe
Consumer Discretionary	13.82%	14.02%	+0.20%	(0.43%)	(0.23%)
Consumer Staples	9.94%	9.58%	(0.36%)	+0.51%	+0.15%
Energy	7.12%	5.92%	(1.19%)	+1.12%	(0.08%)
Financials	19.38%	20.13%	+0.75%	(2.09%)	(1.34%)
Health Care	14.06%	14.10%	+0.04%	(0.39%)	(0.35%)
Industrials	10.76%	11.49%	+0.73%	(0.04%)	+0.69%
Information Technology	14.55%	14.70%	+0.15%	+0.26%	+0.41%
Materials	3.08%	2.74%	(0.34%)	+0.76%	+0.42%
Telecommunication Services	4.28%	4.30%	+0.01%	+0.09%	+0.10%
Utilities	3.01%	3.02%	+0.01%	+0.22%	+0.23%

Potential Market Impact Of These Changes

Given the size of the changes, it is natural for index users to be interested in the potential market impact. Such impacts are difficult to forecast accurately, and trading can be affected by events unrelated to the index change. There are two kinds of changes that are usually considered – the price movements in the specific stocks moving out of or into the index and the overall extent of trading caused by the index changes.

Price Impact On Additions And Deletions

Changes to the price of specific stocks are usually called the "index effect." For the last decade or longer the conventional wisdom has been that stocks tend to rise when they are added to the S&P 500. However, some recent research suggests that the index effect is shrinking. Standard & Poor's prepared a study[1] in September 2000, describing and measuring the index effect. That study found that a stock being added to the index would rise about 8.5% between the announcement and the implementation dates – in this case between July 9th and July 19th. The stock would also give back half or more of that gain over the next year. Markets and market events change over time, including the

[1] Roger J. Bos, "Event Study: Quantifying the Effect of Being Added to an S&P Index", Standard & Poor's, September, 2000, at www.spglobal.com/research.html.

Recent studies show the index effect for S&P 500 changes to be declining.

index effect. One recent study by Malkiel and Radisich[2] finds no lasting impact of index membership on the way stocks trade. Another research study from Goldman Sachs[3] suggests that the index effect is shrinking and that a much smaller price rise, if any, can be anticipated for additions.

Our research shows no long-term impact of deletions. Also, stocks with higher share prices and greater market cap are expected to have a smaller short-term impact.

There are fewer studies focusing on deletions from the indices. In reviewing the current changes, Standard & Poor's prepared a study that specifically examines the price impact of stocks being deleted from the S&P 500 where mergers or acquisitions were not a factor in the deletion of the stock[4]. The study shows that there are short-term price declines between announcement and implementation, but that these market declines are reversed shortly after the index change is completed. The average market decline across all the deletions since 1998, a total of 53, was 11.7%. On average, this decline was nearly fully reversed by the sixth trading day following the completion of the index change. Moreover, the study shows that the impacts tend to be smaller for larger stocks and higher priced stocks.

Impact Of Index Rebalancing

There will be a net buy position in the other 493 stocks in the index.

The other market effect is the overall trading and its possible market impact. When even one stock is dropped from an index and replaced, index funds must rebalance all the stocks unless the new stock's index weight turns out to be exactly the same as the old stock's weight. If the new stock is smaller than the old stock being removed, index funds will have excess cash after the old stock is sold and the new stock is bought. This excess cash is used to make purchases of the other stocks in the rebalancing. When the stocks being added are smaller than the stocks being dropped, there will be net buying of all the other stocks in the index.

The 1983 restructuring in the S&P 500 did not have offsetting market caps of adds and drops. It also resulted in a net sell position for the other index constituents.

The last major change close to the magnitude of these changes in the S&P 500 was the 1983 addition of the seven Baby Bells. Appendix 2 shows the 1983 transition trades. During the 1983 transition, the market capitalization of the additions was 3.3%, while those of the deletions was 0.81%. This resulted in a net sell position of the other 493 stocks in the index.

The detailed projection of index community trading for the adds and drops is given in Appendix 3. Two things make this trade different from the 1983 position. First, the sales from the deletions nearly offset the buys from the

---

[2] Burton G. Malkiel and Alexander Radisich, "The Growth of Index Funds and the Pricing of Equity Securities: No Evidence That Indexing Influences Security Prices," *Journal of Portfolio Management*, Winter 2001.
[3] Sandy Rattray, et. al. "S&P 500 Index Changes, Predicting and Capturing the Impact," Goldman Sachs & Co., January, 2002.
[4] Srikant Dash, "Price Changes Associated with S&P 500 Deletions: Time Variation and Effect of Size and Share Prices," Standard & Poor's, July 2002. at www.spglobal.com/research.html.

additions. The deletions and additions would make up 1.98% and 1.68% of the index market capitalization, respectively. This near offsetting makes it relatively easier for index managers to manage the transition. Second, the difference between the sell basket of deletions and buy basket of additions is positive. This means that index funds would be net buyers of the other 493 stocks in the index. This net buying program for the other 493 stocks might result in giving a push to the S&P 500 index value during the transition than what it would have been without the index changes.

The summary of the rebalancing effect is shown on Table 5. It is based on a model index portfolio of $1 trillion. Standard & Poor's estimates that the total amount indexed to the S&P 500 is close to this level. Data and prices are as of May 31, 2002. At the beginning, the market capitalization represented by the total S&P 500 before and after the change is shown (lines 1-3). Because the incoming companies are smaller than the outgoing companies, the market capitalization declines by about $28 billion (line 3). After the change, the market capitalization of the index is $9.51 trillion (line 2). The next section shows the market capitalization deleted and the dollars and shares to be sold in the theoretical $1 trillion portfolio (lines 4-6). Below that the same data is shown for the companies being added (lines 7-9). In both cases the dollars and shares to buy or sell are based on the size of the portfolio.

The next section shows the amount of money to be invested in the 493 stocks that remain in the index and are not affected by this change for the $1 trillion total portfolio. This is $2.9 billion spread across 493 stocks (line 10). The next lines show the average purchase across the 493 stocks (lines 11-12) and the median size purchase across the 493 stocks (lines 13-14).

The projected trading effects could be lower than predicted because of transition management using index-linked products.

Two factors might lead to lower index trading effects than projected. First, many other market developments could disguise this effect. Second, and more importantly, many index fund managers will make intelligent use of S&P 500 futures and other index-linked products to manage their transition, instead of doing exact replication using cash trades of shares.

Table 5: Standard & Poor's 500 Index Community Portfolio Trade Data as of May 31st, 2002 and Assuming $1 Trillion tracking the S&P 500		
		(millions)
1	Old Market Capitalization of Standard & Poor's 500	$ 9,784,855
2	New Market Capitalization of S&P 500	$ 9,755,366
3	Net change	$ (29,489)
4	Combined Cap Deleted	$ (193,859)
5	Deleted Constituents Dollars to Sell	$ (19,812)
6	Deleted Constituents Shares to Sell	(743)
7	Combined Cap Added	$ 164,371
8	Added Constituents Dollars to Buy	$ 16,849
9	Added Constituent Shares to Buy	329
10	Standard & Poor's 500 Dollars to Reinvest	$ 2,963
		(thousands)
11	Average net share change	169
12	Average net dollar change	$ 5,844
13	Median net share change	73
14	Median net dollar change	$ 2,501

Source: Standard & Poor's

Related Standard & Poor's Indices in the S&P Global 1200

Standard & Poor's maintains a series of large cap indices that together form the S&P Global 1200. This series includes the S&P 500, the S&P/TSX 60, which includes the five Canadian companies being removed from the S&P 500, and the S&P Europe 350, which includes the two Dutch companies being removed from the S&P 500. In addition to the S&P Europe 350 and the S&P/TSX 60, the other members of the S&P Global 1200 are the S&P/TOPIX 150 in Japan, the S&P Asia Pacific 100 and the S&P Latin America 40.

The S&P/TSX 60 is the leading index of large cap stocks in Canada. It includes 60 stocks with a total market capitalization of $483 billion Canadian. The index is the basis of futures and options trading and exchange-traded funds and is widely used by pension funds and other investment managers in Canada. The index was created in 1998 by Standard & Poor's and the Toronto Stock Exchange and is managed by the Standard & Poor's Canada Index Committee; the Committee includes representation from the Toronto Stock Exchange.

The S&P Europe 350 covers European stocks including both nations using the euro as their currency and other countries in Europe. The index was created in 1998 by Standard & Poor's to provide coverage of European equities. Currently it supports futures trading, the SPDR Europe and other exchange-traded funds. The ETF's on the S&P Europe 350 alone represent more than $1 billion (US) in assets under management. The index is managed by the Standard & Poor's Europe 350 Committee.

With the changes announced on July 9th, there will no longer be any overlap among the S&P 500, the S&P Europe 350 and the S&P/TSX 60. This will make index investing and use of the indices for hedging easier and more efficient for investors in the U.S., Canada and Europe.

Conclusion

In the press release published on July 9th, 2002 at 5:15 p.m. eastern time, Standard & Poor's announced that it will remove the seven non-U.S. companies in the S&P 500 effective at the close of U.S. trading on Friday, July 19th and replace them with seven large, well-established U.S. companies. This change is being done to make the S&P 500 a better reflection of the large capitalization segment of the U.S. equities market. The S&P/TSX 60 and the S&P Europe 350, which measure the large capitalization segment of the Canadian and European markets, respectively, will be unaffected by this change. This change will result in index funds and exchange-traded funds having lower expenses and less tracking error and the S&P 500 futures and options becoming more efficient tools for U.S. investment and risk management. This action is being taken now because there is an unusually large supply of market capitalization available for addition to the S&P 500 and because turnover in the index is the lowest since the early 1990s.

This action does not represent a change in Standard & Poor's guidelines for selecting companies for its U.S. indices. Standard & Poor's does not expect lasting effects of these changes on any individual stocks. Annual index turnover should also be in line with previous years.

This document, the press release and other supporting materials are available at www.standardandpoors.com and www.spglobal.com.

Appendix 1: Offshore Registered Companies

Lately there has been a lot of discussion regarding U.S. companies that transfer their registration to Bermuda to reduce their U.S. tax liability. The discussion has included some companies in the S&P 500. Standard & Poor's takes no position on the tax code or the appropriate tax treatment of domestic or foreign income. In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in Bermuda or another location chosen for tax-related reasons, Standard & Poor's normally determines that the company is still a U.S. company.

Among the recent shifts to Bermuda is Ingersoll Rand. The company's operations, corporate structure, accounting standards and offices did not change when its tax registration changed. Further, the company was and still is traded on the New York Stock Exchange. If it were excluded from the S&P 500 as a non-U.S. company, there would be no other national market where it would be considered or included for a global system of indices. Until there is a Bermuda index as part of a global system of indices, companies like this would be excluded from an index investor's portfolio. Since index investing is expected to mirror the market, these exclusions would run counter to the overall goals of using the index.

There are some U.S. companies currently included in the S&P 500, which some commentators occasionally include with the non-U.S. companies. These are listed on the Table 6.

Table 6: S&P 500 Companies With Offshore Registration
As of May 31, 2002

Company Name	Ticker	Year Entered S&P 500	GICS Sub-Industry	Head-quarters	Tax Registration	Exchange
Schulmberger Ltd.	SLB	1965	Oil & Gas Equipment & Services	New York	Netherlands Antilles	NYSE
Carnival Corporation	CCL	1998	Hotels, Resorts & Cruise Lines	Florida	Panama	NYSE
Transocean Inc.	RIG	1999	Oil & Gas Drilling	Texas	Cayman Islands	NYSE
Ingersoll Rand	IR	1956	Industrial Machinery	New Jersey	Bermuda	NYSE
McDermott International	MDR	1971	Construction & Engineering	Louisiana	Panama	NYSE
Tyco International	TYC	1989	Industrial Conglomerates	Bermuda	Bermuda	NYSE
Noble Drilling Corp.	NE	2001	Oil & Gas Drilling	Texas	Cayman Islands	NYSE
Cooper Industries	CBE	1956	Electrical Components & Equipment	Texas	Bermuda	NYSE
XL Capital	XL	2001	Property & Casualty Insurance	Bermuda	Cayman Islands	NYSE
Ace Limited	ACE	2001	Property & Casualty Insurance	Bermuda	Cayman Islands	NYSE

Appendix 2: 1983 Entry Of The Baby Bells Into The S&P 500

S&P 500 - 1983 Baby Bell Restructuring

Total S&P 500 Indexed Assets Assumed To Be $200 Billion

ADDITIONS								
Company Name	Ameritech	BellAtlantic	Bell South	NYNEX	Pacific Telesis	Southwest Bell	US West	TOTAL MARKET IMPACT
Exchange	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	
Symbol	AIT	BEL	BLS	NYN	PAC	SBC	USW	
Industry Group	Telephone	Telephone	Telephone	Telephone	Telephone	Telephone	Telephone	
Index Shares	96,439,000	96,439,000	96,439,000	96,439,000	96,439,000	96,439,000	96,439,000	
Close a/o 11/30/83	$ 62.125	$ 66.250	$ 87.125	$ 60.500	$ 53.750	$ 59.000	$ 56.000	
Market Cap	$ 5,991,273,000	$ 6,389,084,000	$ 8,402,248,000	$ 5,834,560,000	$ 5,183,596,000	$ 5,689,901,000	$ 5,400,584,000	$ 42,891,246,000
Index Weight	0.47%	0.50%	0.65%	0.45%	0.40%	0.44%	0.42%	3.33%
Index Rank	35	34	25	38	48	42	47	
Shares to Buy per Billion $	74,971	74,971	74,971	74,971	74,971	74,971	74,971	
Total Index Community Shares to Buy	7,497,139	7,497,139	7,497,139	7,497,139	7,497,139	7,497,139	7,497,139	52,479,976
Dollar Value	$ 465,759,798.45	$ 496,685,508.43	$ 653,188,284.87	$ 453,576,975.99	$ 402,971,226.35	$ 442,331,227.93	$ 419,839,809.56	$ 3,334,352,831.59

DELETIONS								
Company Name	New England Electric System	Wisconsin Electric Power	Brooklyn Union Gas	El Paso	Centel Corp.	Continental Telecom	United Telecommunications	TOTAL MARKET IMPACT
Symbol	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	
Exchange	NES	WPC	BU	ELG	CNT	CTC	UT	
Year Entered Index	1957	1948	1918	1941	1972	1972	1972	
Industry Group	Electric Cos.	Electric Cos.	Gas Distributors	Gas Pipelines	Telephone	Telephone	Telephone	
Index Shares	34,834,000	40,006,000	10,909,000	73,557,000	30,504,000	89,414,000	99,728,000	
Close a/o 11/30/83	$ 42.625	$ 28.250	$ 33.500	$ 23.500	$ 38.000	$ 22.750	$ 22.875	
Market Cap	$ (1,484,799,250)	$ (1,130,169,500)	$ (365,451,500)	$ (1,728,589,500)	$ (1,159,152,000)	$ (2,034,168,500)	$ (2,281,278,000)	$ (10,183,608,250)
Index Weight	-0.12%	-0.09%	-0.03%	-0.14%	-0.09%	-0.16%	-0.18%	-0.81%
Index Rank	306	315	451	255	300	202	164	
Shares to Sell per Billion $	(27,833)	(31,966)	(8,717)	(58,774)	(24,373)	(71,444)	(79,685)	
Total Index Community Shares to Sell	(2,783,313)	(31,965,673)	(8,716,531)	(58,773,660)	(24,373,366)	(71,443,751)	(79,684,864)	(277,741,158)
Dollar Value	$ (118,638,723.46)	$ (90,303,027.01)	$ (29,200,378.06)	$ (138,118,100.25)	$ (92,618,792.46)	$ (162,534,533.98)	$ (182,279,126.14)	$ (813,692,681.36)

Source: Standard & Poor's

Appendix 3: Projecting Trading Impact On S&P 500 Additions And Deletions

S&P 500 - 2002 Restructuring Trade Summary For Deletions

Total S&P 500 Indexed Assets Assumed To Be $1 Trillion

Company Name	Royal Dutch	Unilever	Nortel Networks	Alcan Inc	Barrick Gold	Placer Dome	Inco, Ltd	TOTAL MARKET IMPACT
Exchange	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	
Symbol	RD	UN	NT	AL	ABX	PDG	N	
Year Entered Index	1957	1961	1978	1935	1993	1987	1940	
GICS Sub-Industry	Integrated Oil & Gas	Packaged Foods & Meats	Telecommunications Equipment	Aluminum	Gold	Gold	Diversified Metals & Mining	
Index Shares	2,123,993,000	571,576,000	3,204,653,000	320,928,000	536,004,000	328,394,000	182,235,000	
Close a/o 5/31/02	$ 55.00	$ 65.52	$ 2.21	$ 38.10	$ 21.80	$ 13.60	$ 22.660	
Market Cap	$ (116,819,615,000)	$ (37,449,659,520)	$ (7,082,283,130)	$ (12,227,356,800)	$ (11,684,887,200)	$ (4,466,158,400)	$ (4,129,445,100)	$ (193,859,405,150)
Index Weight	(1.19%)	(0.38%)	(0.07%)	(0.12%)	(0.12%)	(0.05%)	(0.04%)	(1.98%)
Index Rank	15	57	286	172	180	373	381	
Liquidity a/o 5/31/02	0.28	0.29	1.01	0.89	1.10	1.16	0.96	
Liquidity Rank	500	499	309	353	275	256	327	
Average 3 Month Daily U.S. Volume	2,364,278	766,203	15,398,471	1,243,440	3,155,812	2,129,144	868,510	
Supply/ Demand Multiple	*91.8*	*76.2*	*21.3*	*26.4*	*17.4*	*15.8*	*21.4*	
Total Index Community Shares to Sell	(217,069,446.469)	(58,414,357.267)	(327,511,556.223)	(32,798,442.988)	(54,778,943.050)	(33,561,458.914)	(18,624,190.653)	(742,758,395.565)
Dollar Value of Index Community to Sell	(11,938,819,555.8)	(3,827,308,688.2)	(723,800,539.3)	(1,249,620,677.8)	(1,194,180,958.5)	(456,435,841.2)	(422,024,160.2)	(19,812,190,420.974)
Average 3 Month Daily Local Volume	6,085,916	1,693,000	29,153,000	669,000	2,809,000	4,166,000	1,061,000	
Local Market Supply/ Demand Multiple	35.7	34.5	11.2	49.0	19.5	8.1	17.6	

Source: Standard & Poor's

S&P 500 - 2002 Restrucuring Trade Summary For Additions

Total S&P 500 Indexed Assets Assumed To be $1 Trillion

Company Name	United Parcel Service	Goldman Sachs	Prudential Securities	eBay Inc.	Principal Financial Group	SunGard Data Systems	Electronic Arts	TOTAL MARKET IMPACT
Exchange	NYSE	NYSE	NYSE	NASDAQ	NYSE	NYSE	NASDAQ	
Symbol	UPS	GS	PRU	EBAY	PFG	SDS	ERTS	
GICS Sub-Industry	Air Freight & Couriers	Diversified Financial Services	Life & Health Insurance	Internet Retail	Diversified Financial Services	IT Consulting & Services	Application Software	
Index Shares	1,117,017,000	478,500,000	543,600,000	275,121,000	375,314,000	279,439,000	137,081,000	
Close a/o 5/31/02	$ 59.70	$ 75.20	$ 33.98	$ 55.21	$ 30.40	$ 28.12	$ 64.00	
Market Cap	$ 66,685,914,900	$ 35,983,200,000	$ 18,471,528,000	$ 15,189,430,410	$ 11,409,545,600	$ 7,857,824,680	$ 8,773,184,000	$ 164,370,627,590
Projected Index Weight	0.68%	0.37%	0.19%	0.16%	0.12%	0.08%	0.09%	1.68%
Projected Index Rank	32	63	109	136	185	266	238	
Liquidity a/o 5/31/02	0.31	1.54	0.59	5.60	0.84	1.28	5.12	
Liquidity Rank	500	185	459	20	378	224	22	
Average 3 Month Daily U.S. Volume	1,560,894	3,267,285	2,237,416	5,769,393	1,368,569	1,522,116	2,932,079	
Supply/ Demand Multiple (Days to Trade)	*73.1*	*15.0*	*24.8*	*4.9*	*28.0*	*18.8*	*4.8*	
Total Index Community Shares to Buy	114,157,750	48,902,106	55,555,245	28,117,024	38,356,625	28,558,319	14,009,508	327,656,576
Dollar Value of Index Community to Buy	$6,815,217,675	$3,677,438,347	$1,887,767,219	$1,552,340,922	$1,166,041,389	$803,059,922	$896,608,508	$16,798,473,981
Addition From Where?	Outside of Index	Outside of Index	Outside of Index	Outside of Index	Outside of Index	S&P MidCap 400	S&P MidCap 400	

Source: Standard & Poor's

Appendix 4: Further Details Of Non-U.S. Companies Being Deleted From The S&P 500 Index

Royal Dutch Petroleum
30, Carel van Bylandtlaan
2596 HR The Hague
Netherlands, Netherlands

- Supervisory Board corporate structure.
- Royal Dutch is domiciled in the Netherlands and Shell Transport is domiciled in the United Kingdom.
- In the S&P Europe 350, FTSE Eurotop100, STOXX, MSCI Europe, CBSA (Amsterdam Exchange All Share Index).

Unilever NV.
Weena 455, PO Box 760, 3000 DK
Rotterdam, Netherlands

- Unilever N.V. (NV) is a public limited company registered in the Netherlands.
- On January 1, 2000, it adopted the Euro as its principal reporting currency.
- In the S&P Europe 350, FTSE Eurotop100, STOXX, MSCI Europe, CBSA (Amsterdam Exchange All Share Index).

Nortel Networks
8200 Dixie Road, Suite 100
Brampton, ON L6T 5, Canada

- Corporate governance is in accordance with the provisions of the Canada Business Corporations Act.
- In the S&P/TSX 60, S&P/TSX Composite, Dow Jones Canada Titans.

Alcan
1188 Sherbrooke St. West
Montreal, QU H3A 3, Canada

- Corporate governance is in accordance with the provisions of the Canada Business Corporations Act.
- In the S&P/TSX 60, S&P/TSX Composite, Dow Jones Canada Titans indices.

Barrick Gold Corp.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, ON M5J 2, Canada

- Corporate governance is in accordance with Canada Business Corporations Act.
- In the S&P/TSX 60, S&P/TSX Composite, Dow Jones Canada Titans indices.

Placer Dome
1600-1055 Dunsmuir Street
P.O. Box 49330, Bentall Sta.
Vancouver, BC V7X 1, Canada

- Corporate governance is in accordance with Canada Business Corporations Act.
- In the S&P/TSX 60, S&P/TSX Composite, Dow Jones Canada Titans indices.

Inco Ltd

145 King Street West, suite 1500
Toronto, Ontario, Canada m5h 4b7

- Corporate governance is in accordance with Canada Business Corporations Act.
- In the S&P/TSX 60, S&P/TSX Composite, Dow Jones Canada Titans indices.

Notes

Related Standard & Poor's Reports

1. Price Changes Associated With S&P 500 Deletions: Time Variation And Effect Of Size and Share Prices, July 2002
2. Deletions of Canadian Stocks From The S&P 500, July 2002
3. Event Study: Quantifying The Effect Of Being Added To An S&P Index, September 2000

These, and other research reports, can be found at www.spglobal.com.

STANDARD
&POOR'S

Setting the Standard

July 9, 2002

Price Changes Associated with S&P 500 Deletions:
Time Variation and Effect of Size and Share Prices

Srikant Dash
212 438 3012
srikant_dash@sandp.com

- **We studied price changes of deletions from the S&P 500 based on recent data starting from 1998. This period saw a significant rise in index changes, mostly due to the high amount of merger and acquisition activity and extremely active primary markets.**

- **Out of the 189 deletions in the period, only 53 occurred because the stocks did not satisfy the share price, liquidity, market capitalization, company fundamentals or other index committee criteria.**

- **As shown in prior period studies, there is a short run price decline followed by a recouping of losses. On average, a deleted stock loses 11.7% between announcement and effective dates.**

- **Short run losses are eliminated by the 6th day after the change. There is no long run price impact of deletions.**

- **Price and size of the stock significantly affect the short-term price movements. Smaller or lower priced stocks are expected to have more short-term losses. Neither variable affects long-term price movements.**

- **We constructed a model of the losses of deleted stocks between announcement and effective date.**

Media Contacts

Michael Privitera
(212) 438 6679
michael_privitera@sandp.com

Lynn Cohn
(212) 438 1650
lynn_cohn@sandp.com

Deletions From the S&P 500

We conduct the first extensive study on S&P 500 deletions based on recent data.

The S&P 500 is the most-widely benchmarked index in the world, with nearly $1 trillion indexed to it. Changes in the index are associated with price changes that have been widely investigated. In this report we study price changes associated with deletions based on more recent data starting from 1998.

Prior Research On S&P 500 Deletions

Additions have been the primary focus of research, though there has been some work on price and volume effects of deletions. The earliest study on impact of deletions was carried out by Goetzmann and Garry (1996); who examined the effect of seven deletions in 1983 caused by the break-up of AT&T, and Harris and Gurel (1986); who examined 13 deleted stocks during the 1978-83 period. Both recognized a permanent price response associated with deletions from the S&P 500 and associated it with a downward sloping demand curve for stocks. However, these studies were conducted prior to October 1989, when Standard & Poor's started to announce changes to the index, where possible, one week before the effective date. Lynch and Mendenhall (1997) study changes from March 1990 to April 1995 and contend that temporary and permanent price effects of deletions are significantly negative. Beniesh and Whaley (1996) arrive at similar conclusions based on data from October 1989 to June 1994 and attribute the price effect to the "S&P Game" being played by index traders. Graham and Pirie (1994) focus on the deletion of RJR Nabisco, and conclude that abnormal volumes were generated, but not abnormal returns.

Explanations of Price Effects Associated With Index Changes

Five competing hypotheses exist as explanation for the "index effect."

Most studies attribute the index effect to one of five competing hypotheses. According to the *price-pressure hypothesis*, prices will reverse after the index change when heavy index fund trading subsides around the change date. According to the *imperfect substitutes* hypothesis, the price effect is permanent because index fund buying changes the available float of shares. The *liquidity hypothesis* suggests that prices are affected if the liquidity of stocks being deleted is affected. According to the *information content hypothesis*, index addition and deletions have information on firm specific factors that will affect prices of the firm's stock. Also, additions and deletion from the index affect the level of scrutiny and analyst coverage of the stocks. According to the *selection criteria hypothesis*, evidence of abnormal returns is not robust since the stock selection process followed by index providers itself uses historical prices.

Data Sample

We used S&P 500 deletions from January 1, 1998 to June 25, 2002. This period saw a significant rise in index changes, mostly due to the high number of merger and acquisition activity and the extremely active primary markets. It also coincides with a period of close scrutiny of S&P 500 change procedures by market participants and the financial press. To the best of our knowledge, no study has been conducted on deletions for this period.

This period saw 189 deletions. All but 53 of these deletions were caused by merger and acquisition activity or spin-offs where the parent or the spun-off entity took the place of the existing company. We concentrated our analysis on these 53 companies. These companies were deleted from the index because they did not satisfy the share price, liquidity, market capitalization, company fundamentals or other index committee criteria. Most of these companies were shifted into the S&P MidCap 400 or the S&P SmallCap 600 index, but we did not consider the mitigating buying from index funds linked to these indexes because the amount of funds linked to either of these two indexes is much smaller than what is linked to the S&P 500. For calculating returns relative to the broad market, we used the Wilshire 5000 index.

Price Changes Associated With Deletions

Short-term price effects are statistically significant, long-term price effects are not.

Exhibit 1 shows the excess return of deleted stocks over various time periods. The excess returns are calculated as stock returns minus Wilshire 5000 returns over the same time period. A 9.4% return associated with the announcement shows that selling activity from arbitrageurs and index fund managers pushes down prices right after announcement. There is a slightly lesser drop of 5.2% associated with the effective date. Prices subsequently reverse trend, as suggested by prior research. However, the excess returns generated over a longer time horizon are not statistically significant, as measured by a two-tailed t-test at a 5% confidence level. This is shown in Exhibit 2.


Exhibit 1: Excess Return of Deletes
Excess Return (%)
20
15
10
5
0
-5
-10
-15
-9.4
-5.2
-11.7
10.0
13.8
Day After Annoucement
Effective Date
Between Announcement and Effective Dates
Between Effective Date and 10 Days Later
Between Effective Date and 6 Months Later

Source: Standard & Poor's, Factset

Exhibit 2: Post Deletion Excess Returns					
	Day After Annoucement	Effective Date	Between Announcement and Effective Dates	Between Effective Date and 10 Days Later	Between Effective Date and 6 Months Later
Excess Return of Deletes	-9.4	-5.2	-11.7	10.0	13.8
Standard Deviation of Excess Return of Deletes	9.4	11.7	14.1	36.2	54.2
t-value	-7.3	-3.3	-6.1	2.0	1.9
Statistically Significant At 5% Level ?	Yes	Yes	Yes	Yes	No

Source: Standard & Poor's, Factset

Price Reversal

Price decline of deletes is reversed on the second week after the effective date.

From the previous discussion, it is clear that there is a significant price decline between the announcement and change date, and there is a similar increase in prices in the subsequent two-week period. There is, however, no statistically significant long run effect. Therefore, it would be interesting to figure out by which date does the stock recoup its losses associated with the deletion. This is shown in Exhibit 3. Losses are nearly fully recovered by the 6th day after the change is made effective.


Exhibit 3: Recouping of Losses
Cumulative Excess Return (%)
13
10
7
4
1
-2
-5
-8
1
2
3
4
5
6
Days After Deletion
11.7% underperformance between announcement and change date is nearly fully recouped by the 6th day

Source: Standard & Poor's, Factset

Price And Size Effects

Stocks with smaller market capitalization and less share price are expected to suffer a greater short-term price impact. Neither variable matters in the long-term.

Smaller stocks deleted from the index would be expected to behave differently from larger stocks. Similarly, stocks with lower prices would be expected to suffer greater percent changes in prices. In order to investigate such price and size effects, we divided our sample into quartiles based on prices and sizes. We were concerned with the relative size of a dropped stock as compared to other dropped stocks, not its absolute size at the drop date. Therefore, we took the weight of the stock in the index as of announcement date as a proxy for relative size. We then separately investigated the short-term and long-term price changes for each of those quadrants. These results are shown in Exhibits 4 and 5. Quadrant 1 refers to smaller size or lower price, as the case may be. In general, all sizes and prices have significant short-term under-performance in prices between announcement and effective dates. However, the subsequent six-month excess return is not significant.

Exhibit 4: Short Term Effects: Excess Return Between Announcement and Effective Dates

Size Quadrants		1	2	3	4
	Excess Return	-16.8	-15.4	-11.2	-3.9
	Standard Deviation	10.2	12.3	16.7	14.2
	t-value	-5.9	-4.5	-2.4	-1.0
	Significant difference at 5% level ?	Yes	Yes	Yes	No
Price Quadrants		1	2	3	4
	Excess Return	-25.7	-13.2	-2.4	-5.9
	Standard Deviation	16.0	7.2	12.2	7.6
	t-value	-5.8	-6.6	-0.7	-2.8
	Significant difference at 5% level ?	Yes	Yes	No	Yes

Source: Standard & Poor's, Factset

Exhibit 5: Longer Term Effects: Excess Return 6 Months After Change

Size Quadrants		1	2	3	4
	Excess Return	28.6	26.7	4.8	-2.5
	Standard Deviation	80.2	43.7	45.5	43.9
	t-value	1.3	2.2	0.4	-0.2
	Significant difference at 5% level ?	No	Yes	No	No
Price Quadrants		1	2	3	4
	Excess Return	30.8	-2.6	10.5	20.0
	Standard Deviation	87.0	55.3	28.8	41.5
	t-value	1.3	-0.2	1.3	1.7
	Significant difference at 5% level ?	No	No	No	No

Source: Standard & Poor's, Factset

As expected, we also noticed that smaller stocks and lesser-priced stocks have more extreme price changes. In order to see if there is actually a difference caused by size, we performed a difference of means test between the first and fourth quadrants for size and price. We calculated the t-statistic assuming unequal variances. Exhibit 6 shows that prices and size do matter in the short term. Neither matters in the long term.

Exhibit 6: Does Difference In Size Or Prices Matter ?

		Size	Price
Short Term	Calculated t-value	-2.7	-4.1
	Calculated degrees of freedom	25.5	18.3
	Significant difference at 5% level ?	Yes	Yes
Long Term	Calculated t-value	1.2	0.4
	Calculated degrees of freedom	19.8	18.3
	Significant difference at 5% level ?	No	No

Source: Standard & Poor's, Factset

Modeling Price Behavior Of Deletes

In this section, we attempt to model the price change of a dropped stock between the announcement date and the effective date. From the previous section, we have seen that in the short term, both size and prices are significant. We modeled the excess returns of dropped stocks between these two dates in a simple OLS model with relative size and price as the independent variables. These variables are taken as of the announcement date. We also removed 10 outliers from our sample.

The statistics of our regression model are shown in Exhibit 7. We get an adjusted R Square of 21.4%. This might not be impressive, but is satisfactory given the simple model we have chosen. The F statistic is also significant; showing that there is a reasonably good fit and at least one of the two independent variables has a non-zero coefficient. The intercept and coefficient for price are significant at the 5% level; the coefficient for weight is not. We added a "liquidity demand" variable to the model, using the ratio of index weight at deletion and average daily value traded as a proxy. However, this variable was not significant, nor did it add to the explanatory power of the regression. Therefore, we stayed with our two-variable model.

Exhibit 7: Regression Statistics

Multiple R	0.5017
R Square	0.2517
Adjusted R Square	0.2143
Standard Error	6.9435
Observations	43

ANOVA

	df	*SS*	*MS*	*F*	*Significance F*
Regression	2	648.66	324.33	6.7272	0.0030
Residual	40	1928.46	48.21		
Total	42	2577.12			

	Coefficients	*Standard Error*	*t Stat*	*P-value*
Intercept	-13.16844594	1.308917546	-10.06056	1.62E-12
Weight	47.36912721	40.12017516	1.180681	0.244703
Price	0.11319504	0.036625636	3.090596	0.003628

Source: Standard & Poor's, Factset

Conclusions

Recent data on S&P 500 deletions suggests that there is a significant short-term price decline between announcement and change date, and a significant recouping of losses in the next two weeks. In fact, losses are nearly fully recovered by the sixth day after the change. Size of the issue and price of the stock do affect price changes in the short run, with smaller size and less price stocks experiencing a greater percent loss after the announcement date. However, over the longer-term, neither size nor stock price matter.

References

1. Beneish, M and R Whaley, "An Anatomy of the 'S&P Game' - The Effects of Changing the Rules," *Journal of Finance*, 51 (1996).
2. Goetzmann, W and M. Garry, "Does Delisting from the S&P 500 Affect Stock Prices?" Financial Analysts Journal, 42 (1986).
3. Graham, S and W Pirie, "Index Fund Rebalancing and Market Efficiency," Journal of Economics and Finance, 20 (1994).
4. Harris, L. and E. Gurel, "Price and Volume Effects Associated with S&P 500 List: New Evidence for Existence of Price Pressures," Journal of Finance, 41 (1986).
5. Lynch, A and R Mendenhall, "New Evidence on Stock Price Effects Associated with Changes in the S&P 500 Index," Journal of Business, 70 (1997).

Notes

Related Standard & Poor's Reports

1. Focusing The S&P 500 On US Large Cap Stocks And The Removal Of Non-US Companies From The S&P 500, July 2002
2. Deletions of Canadian Stocks From The S&P 500, July 2002
3. Event Study: Quantifying The Effect Of Being Added To An S&P Index, September 2000

These, and other research reports, can be found at www.spglobal.com.

STANDARD
&POOR'S

Setting the Standard

July 9, 2002

Deletion of Canadian Stocks From the S&P 500

Michele Ruotolo
(212) 438-1191
michele_ruotolo@sandp.com

Srikant Dash
(212) 438-3012
srikant_dash@sandp.com

Canada Contacts

Glenn Doody
(416) 507-4102
glenn_doody@sandp.com

Tony North
(416) 507-4106
tony_north@sandp.com

Media Contacts

Michael Privitera
(212) 438-6679
michael_privitera@sandp.com

Lynn Cohn
(212) 438 1650
lynn_cohn@sandp.com

- **This short note gives additional information regarding the deletion of Canadian stocks from the S&P 500.**

- **This note should be read in conjunction with the Standard & Poor's White Paper on Non-U.S. companies in the S&P 500 and the research report titled "Price Changes Associated With S&P 500 Deletions: Time Variation And Effect of Size And Share Prices," both released on July 9, 2002.**

- **The five Canadian companies being deleted from the S&P 500 accounted for 0.40% and 11.57% of market capitalization of the S&P 500 and S&P/TSX 60, respectively, as of May 31, 2002.**

- **We show the price impact of deletions of Canadian stocks from the S&P 500 since 1998. The companies being deleted on July 19th have much larger market capitalization than previous deletes, and all of them, except Nortel, trade at double-digit prices.**

- **Standard & Poor's research shows companies with larger market capitalization and higher share price have less price impact. Also, there is no long-term price impact of deletions.**

- **We project the selling pressure from index-linked assets for each of the five Canadian companies being deleted from the S&P 500. All five deletes should see about 10% of their shares outstanding change hands, and days to trade should be less than 10 days.**

Canadian Deletions

The five Canadian deletions comprise 0.4% of the S&P500 and 11.6% of the S&P/TSX 60.

On July 9th, Standard & Poor's announced seven non-U.S. companies would be deleted from the S&P 500 effective July 19th 2002. They will be replaced with seven U.S. companies. These replacements are expected to make the S&P 500 more representative of the large cap U.S. stock market universe[1]. The five Canadian companies that are being deleted comprise 0.40% of the market capitalization of the S&P 500 index, and 11.57% of the market capitalization of the S&P/TSX 60 index, as of May 31st, 2002. The statistics of individual companies are shown in Exhibit 1.

Exhibit 1: Canadian Companies To be Deleted From The S&P 500 on July 19th, 2002

Company Name	Nortel Networks Corp.	Alcan Inc	Barrick Gold Corp	Placer Dome	Inco, Ltd
Exchange	NYSE	NYSE	NYSE	NYSE	NYSE
Symbol	NT	AL	ABX	PDG	N
Year Entered S&P 500	1978	1935	1993	1987	1940
GICS Sub-Industry	Telecommunications Equipment	Aluminum	Gold	Gold	Diversified Metals & Mining
Headquarters	Canada	Canada	Canada	Canada	Canada
Tax Registration	Canada	Canada	Canada	Canada	Canada
Share Price (in U.S.$)	2.21	38.10	21.80	13.60	22.60
Market Capitalization (in U.S.$ millions)	6818	12369	11692	4491	4146
Rank in S&P 500	286	172	180	373	381
Weight in S&P 500	0.07%	0.12%	0.12%	0.05%	0.04%
Rank in S&P/TSE 60	17	8	11	24	26
Weight In S&P/TSE 60	2.00%	3.62%	3.42%	1.31%	1.21%

Source: Standard & Poor's. All data is as of May 31, 2002.

All these stocks trade at NYSE, Toronto and London. All have options trading on them.

All five stocks trade at Toronto, New York and London. Options for all these stocks are available at the Montreal Exchange and the American Stock Exchange. Single stock futures on Nortel Networks are available at the Montreal Exchange.

[1] See "Standard & Poor's White Paper on Non-US Companies In The S&P 500," July 2002.

Recent History Of Canadian Deletions From The S&P 500

S&P research shows that there is no long-term price impact of deletions.

Standard & Poor's has studied deletions from the S&P 500 from 1998 and has concluded that there is no long-term price impact associated with deletion of a stock from the index because of lack of representation reasons. Also, the price impact is less for stocks with higher share prices and larger market capitalization.[2]

Smaller sized or lower priced stocks have a greater price effect.

Since 1998, four Canadian companies have been deleted from the S&P 500. Moore Corp. (MCL), Echo Bay Mines (ECO) and Laidlaw Inc. (LDW) were deleted because of lack of representation, while Seagram (VO) was deleted because Vivendi Universal acquired it. The lack of representation deletions occurred because these companies did not satisfy size, liquidity, share price or earnings criteria used by the index committee. Exhibit 2 gives the price changes associated with the deletions of these three companies from the S&P 500.

Exhibit 2: Price Changes Associated With Canadian Deletions Since 1998

Company Deleted	Announcement Date	Ticker	Price On Announcement Date	Market Capitalization At Deletion (in US$ mn)	Price Change Between Announcement And Change Dates (in %)	Price Change 6 Months After Change Date (in %)
Echo Bay Mines	01/09/98	ECO	2.1875	174.21	-28.57	32.00
Moore Corp.	05/20/99	MCL	9.6875	779.53	-9.03	-17.73
Laidlaw Inc.	11/29/99	LDW	6.0625	1,815.86	-9.28	-90.91

Source: Standard & Poor's, Factset. All prices are in U.S.$.

Previous deletions from Canada had either low share price or were in a difficult financial situation.

Like the broader set of companies studied by Standard & Poor's, the percent price change between announcement and effective dates was the highest for Echo Bay, the lowest priced company, whose share price was near $2 at the time of announcement. The six-month return of the companies was due to company specific factors. Laidlaw was in financial distress and subsequently filed for bankruptcy. Moore Corporation, an office paper supplier, was undergoing a restructuring and made losses both in 1998 and 2000, while generating a small profit in 1999.

The five stocks being deleted are large in size. All except Nortel have fairly high per share prices.

The five companies being deleted on July 19th are qualitatively different from the list shown in Exhibit 2. As Exhibit 1 shows, all of them have a much larger market capitalization, and all except Nortel trade at double-digit prices.

[2] See Standard & Poor's research report "Price Changes Associated With S&P 500 Deletions: Time Variation And Effect Of Size And Share Prices," July 2002.

Impact Of New Canadian Deletions

Nearly 10% of shares of the five deletions will change hands.

In order to assess the liquidity pressure generated by the Canadian deletions, Standard & Poor's projected index-related selling for the five stocks. All projections are based on market data as of May 31, 2002 and assume U.S. $1 trillion invested in the S&P 500.

Days to trade for all the five deletions should be less than 10 days.

All of the five stocks will see nearly 10% of their market capitalization change hands. Based on U.S. volumes alone, the average days to trade will range from 16 to 22 days. Combining U.S. and Canadian volumes, the average days to trade for all stocks except Alcan is 10 days. These numbers are based on average days to trade. Prior research has shown that S&P 500 index changes are associated with significant increase in trading volume between the announcement date and effective date.[3] Therefore, Standard & Poor's expects the days to trade for all the five stocks to be well below 10 days.

[3] For example, see "New Evidence On Stock Price Effects Associated With Changes In the S&P 500 Index", Anthony W. Lynch and Richard R. Mendenhall, *Journal of Business*, 1997, Volume 70, Number 3.

Exhibit 3: Impact of Selling By Indexing Community

Company Name	Nortel Networks Corp.	Alcan Inc	Barrick Gold Corp	Placer Dome	Inco, Ltd	TOTAL
Share Price (US$, on 5/31/02)	$ 2.21	$ 38.10	$ 21.80	$ 13.60	$ 22.66	
Market Capitalization (in US$)	$ 6,818,410,228	$ 12,368,596,635	$ 11,692,070,586	$ 4,491,101,590	$ 4,145,762,495	$ 39,515,941,533
Index Weight	(0.07%)	(0.12%)	(0.12%)	(0.05%)	(0.04%)	(0.40%)
Total Index Community Shares to Sell	(327,511,556)	(32,798,443)	(54,778,943)	(33,561,459)	(18,624,191)	(467,274,592)
Dollar Value of Index Community Shares to Sell	($723,800,539)	($1,249,620,678)	($1,194,180,958)	($456,435,841)	($422,024,160)	($4,046,062,177)
Percent of Company's Market Capitalization Sold	10.62%	10.10%	10.21%	10.16%	10.18%	
Average 3 Month Daily Volume in U.S.	15,398,471	1,243,440	3,155,812	2,129,144	868,510	
Supply/ Demand Multiple (Days to Trade) Based On U.S. Volumes	(21.3)	(26.4)	(17.4)	(15.8)	(21.4)	
Average 3 Month Daily Volume in Canada	29,153,000	669,000	2,809,000	4,166,000	1,061,000	
Supply/ Demand Multiple (Days to Trade) Based On Canadian Volumes	(11.2)	(49.0)	(19.5)	(8.1)	(17.6)	
Combined US and Canada Average 3 Month Daily Volume	44,551,470.6	1,912,439.7	5,964,811.8	6,295,144.1	1,929,510.3	
Supply/ Demand Multiple (Days to Trade) Based On Combined Volumes	(7.4)	(17.2)	(9.2)	(5.3)	(9.7)	
Source: Standard & Poor's						

Notes:

UO.

Related Standard & Poor's Reports

1. Focusing The S&P 500 On U.S. Large Cap Stocks And Removal Of Non-U.S. Companies From The S&P 500, July 2002
2. Price Changes Associated With S&P 500 Deletions: Time Variation And Effect Of Size And Share Prices, July 2002
3. Event Study: Quantifying The Effect Of Being Added To An S&P Index, September 2000

These, and other research reports, can be found at www.spglobal.com.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

July 11, 2002